UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 30, 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2009.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2009 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2009 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: July 7, 2009

EXFO Reports Third-Quarter Results for Fiscal 2009

▪	Sales reach US$43.6 million despite a challenging economic environment
▪	Gross margin improves to 62.3%, equaling highest level since 2001
▪	Non-cash goodwill impairment charge of US$21.7 million and foreign exchange loss of US$4.7 million contribute to GAAP net loss of US$23.3 million
▪	Implements cost-reduction plan providing US$6 million in annualized pre-tax savings

QUEBEC CITY, CANADA, June 30, 2009 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the third quarter ended May 31, 2009.

Sales decreased 10.2% to US$43.6 million in the third quarter of fiscal 2009 from US$48.6 million in the third quarter of 2008 and 5.9% from US$46.4 million in the second quarter of 2009. Net bookings dropped 20.7% to US$40.2 million for a book-to-bill ratio of 0.92 in the third quarter of fiscal 2009 from US$50.7 million in the same period last year and 14.9% from US$47.3 million in the second quarter of 2009.

Gross margin improved to 62.3% of sales in the third quarter of fiscal 2009 from 60.9% in the third quarter of 2008 and 60.4% in the second quarter of 2009.

GAAP net loss in the third quarter of fiscal 2009 amounted to US$23.3 million, or US$0.39 per diluted share, compared to net earnings of US$11.2 million, or US$0.16 per diluted share, in the same period last year and net earnings of US$2.7 million, or US$0.04 per diluted share, in the second quarter of fiscal 2009.

It should be noted that EXFO recorded a non-cash charge of US$21.7 million for impairment of goodwill in the third quarter of fiscal 2009, following a significant drop in the company’s market capitalization since June 1, 2009. EXFO also incurred a pre-tax, foreign exchange loss of US$4.7 million in the third quarter of 2009 mainly due to the impact of a 16.4% increase in the period-end value of the Canadian/US exchange rate on the company’s balance sheet items. GAAP net loss in the third quarter of 2009 included US$1.2 million in after-tax amortization of intangible assets and US$0.4 million in stock-based compensation costs.

“EXFO delivered a solid sales quarter despite an increasingly challenging economic environment and I remain confident that we’re continuing to gain market share,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “The fundamental trends towards bandwidth growth and IP convergence remain intact and EXFO is among the best-positioned companies to take advantage of these key growth drivers, considering our strong product offering, strengthened by several key new product introductions, along with targeted sales, channel and marketing initiatives.

“In the meantime, we continue to maintain a strong balance sheet, generate positive cash flow and have taken actions to protect our earnings through a cost-reduction plan that will provide approximately US$6 million in annualized pre-tax savings, while we carefully balance short-term profitability with mid/long-term strategy.”

As part of this plan, EXFO tightened cost controls and reduced its workforce by approximately 5% (65 employees). The company has also applied for a Canadian federal program that will allow certain employees to work four days per week for a maximum of 52 weeks. EXFO will incur severance and other pre-tax related charges of about US$1.3 million that will be accounted for in the fourth quarter of fiscal 2009.

Unaudited Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q3 2009	Q3 2008	Q2 2009
Sales:
Telecom Division	$39,047	$42,843	$41,367
Life Sciences and Industrial Division	4,589	5,738	5,005
Total	$43,636	$48,581	$46,372

Earnings (loss) from operations:
Telecom Division	$(21,990)	$3,819	$2,117
Life Sciences and Industrial Division	438	639	482
Total	$(21,552)	$4,458	$2,599

Other selected information:
GAAP net earnings (loss)	$(23,346)	$11,179	$2,655
Amortization of intangible assets	$1,355	$1,015	$1,246
Tax effect on amortization of intangible assets	$(203)	$(224)	$(212)
Stock-based compensation costs	$383	$334	$325
Recognition of previously unrecognized future income tax assets	$–	$(5,324)	$–
Extraordinary gain	$–	$(3,036)	$–
Impairment of goodwill	$21,713	$–	$–
Tax effect on impairment of goodwill	$(2,070)	$–	$–

Operating Expenses
Selling and administrative expenses amounted to US$16.7 million, or 38.3% of sales, in the third quarter of fiscal 2009 compared to US$15.7 million, or 32.2% of sales, in the same period last year and US$15.8 million, or 34.1% of sales, in the second quarter of 2009.

Gross research and development expenses totaled US$9.3 million, or 21.4% of sales, in the third quarter of fiscal 2009 compared to US$8.8 million, or 18.2% of sales, in the third quarter of 2008 and US$8.8 million, or 19.0% of sales, in the second quarter of 2009.

Net R&D expenses totaled US$7.8 million, or 17.8% of sales, in the third quarter of fiscal 2009 compared to US$7.4 million, or 15.2% of sales, in the same period last year and US$7.3 million, or 15.8% of sales, in the second quarter of 2009.

Third-Quarter Business Highlights
Market expansion – EXFO’s sales decreased 10.2% year-over-year to US$43.6 million in the third quarter of 2009. Telecom Division sales were down 8.9% year-over-year, while Life Sciences & Industrial Division sales were more affected by the global recession with a year-over-year decrease of 20.0%. EXFO’s top customer accounted for 10.8% of sales in the third quarter and its top three customers 22.2%. After nine months into fiscal 2009, the company’s top customer represented 11.6% of sales and its top three customers 18.9%.

Profitability – GAAP net loss amounted to US$23.3 million, or US$0.39 per diluted share, in the third quarter of 2009 largely due to a non-cash charge of US$21.7 million for impairment of goodwill and an unfavorable Canada/US exchange rate. On the other hand, the company generated US$1.8 million in cash flows from operating activities in the third quarter of 2009 and US$15.5 million since the beginning of the fiscal year.

Innovation – EXFO launched an unprecedented 11 new products in the third quarter and 23 since the beginning of fiscal 2009. Key product launches in the third quarter included a portable test solution for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks; 1 Gbit/s and 10 Gbit/s test heads for carrier Ethernet and mobile backhaul testing applications in Service Assurance; IPv6 testing capabilities across the company’s Transport and DataCom product portfolio; and the next-generation FTB-500 multi-layer platform for high-end test applications in the field and central office. Sales from products that have been on the market two years or less accounted for 40.6% of total sales in the third quarter of 2009 and 38.3% since the beginning of fiscal 2009.

Business Outlook
Given the current challenging economic environment and typical seasonality of the summer months, EXFO forecasted sales between US$33 million and US$38 million and GAAP net loss between US$0.10 and US$0.06 per diluted share for the fourth quarter of 2009. GAAP net loss includes US$0.04 per share in after-tax amortization of intangible assets, after-tax restructuring expenses and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, expected bookings for the remaining of the quarter, as well as stability in exchange rates compared to the end of the previous quarter.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2009. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 7, 2009. The replay number is 1-402-977-9141 and the reservation number is 21424856. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the actual worldwide recession on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance  industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle – from design to technology deployment and onto service assurance – and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at May 31, 2009	As at August 31, 2008

	(unaudited)
Assets

Current assets
Cash	$11,083	$5,914
Short-term investments	53,412	81,626
Accounts receivable (note 5)
Trade	32,295	31,473
Other	2,997	4,753
Income taxes and tax credits recoverable	4,263	4,836
Inventories (note 6)	32,999	34,880
Prepaid expenses	2,034	1,774
Future income taxes	9,115	9,140

	148,198	174,396

Tax credits recoverable	23,817	20,657

Forward exchange contracts (note 5)	578	–

Property, plant and equipment	19,355	19,875

Intangible assets	17,933	19,945

Goodwill (note 3)	22,521	42,653

Future income taxes	14,522	15,540

	$246,924	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$23,843	$24,713
Deferred revenue	7,716	5,079

	31,559	29,792

Deferred revenue	4,577	3,759

	36,136	33,551

Contingencies (note 8)

Shareholders’ equity

Share capital (note 9)	105,952	142,786
Contributed surplus	17,035	5,226
Retained earnings	45,090	60,494
Accumulated other comprehensive income	42,711	51,009

	210,788	259,515

	$246,924	$293,066

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31 2008

Sales	$43,636	$136,371	$48,581	$132,847

Cost of sales (1,2) (note 6)	16,441	52,274	19,004	55,208

Gross margin	27,195	84,097	29,577	77,639

Operating expenses
Selling and administrative (1)	16,732	49,623	15,660	44,160
Net research and development (1) (note 10)	7,781	22,327	7,373	19,570
Amortization of property, plant and equipment	1,166	3,374	1,071	3,045
Amortization of intangible assets	1,355	3,920	1,015	2,469
Impairment of goodwill (note 3)	21,713	21,713	−	−

Total operating expenses	48,747	100,957	25,119	69,244

Earnings (loss) from operations	(21,552)	(16,860)	4,458	8,395

Interest income	42	683	964	4,063
Foreign exchange gain (loss)	(4,687)	971	(59)	(907)

Earnings (loss) before income taxes	(26,197)	(15,206)	5,363	11,551

Income taxes (note 11)
Current	(88)	148	112	(7,080)
Future	(2,763)	50	2,432	11,881
Recognition of previously unrecognized future income tax assets	–	–	(5,324)	(5,324)

	(2,851)	198	(2,780)	(523)

Earnings (loss) before extraordinary gain	(23,346)	(15,404)	8,143	12,074

Extraordinary gain	–	–	3,036	3,036

Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110

Basic earnings (loss) before extraordinary gain per share	$(0.39)	$(0.25)	$0.12	$0.18
Diluted earnings (loss) before extraordinary gain per share	$(0.39)	$(0.25)	$0.12	$0.17
Basic and diluted net earnings (loss) per share	$(0.39)	$(0.25)	$0.16	$0.22
Basic weighted average number of shares outstanding (000’s)	59,613	62,609	68,907	68,964
Diluted weighted average number of shares outstanding (000’s) (note 12)	59,613	62,609	69,467	69,543

(1) Stock-based compensation costs included in:
Cost of sales	$37	$97	$37	$112
Selling and administrative	238	637	218	598
Net research and development	108	296	79	194

	$383	$1,030	$334	$904

(2)   The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31 2008

Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110
Foreign currency translation adjustment	31,986	(9,593)	(3,511)	16,222
Changes in unrealized losses on short-term investments	–	22	(50)	40
Unrealized gains (losses) on forward exchange contracts	7,425	(1,238)	295	2,844
Reclassification of realized gains (losses) on forward exchange contracts in net earnings	1,849	3,083	(1,218)	(3,145)
Future income taxes effect of the above items	(2,875)	(572)	286	87

Comprehensive income (loss)	$15,039	$(23,702)	$6,981	$31,158

Accumulated other comprehensive income
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Foreign currency translation adjustment
Cumulative effect of prior periods	$51,129	$53,418
Current period	(9,593)	16,222

	41,536	69,640
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	(96)	1,948
Current period, net of realized gains (losses) and future income taxes	1,273	(214)

	1,177	1,734
Unrealized losses on short-term investments
Cumulative effect of prior periods	(24)	(55)
Current period, net of future income taxes	22	40

	(2)	(15)

Accumulated other comprehensive income	$42,711	$71,359

Total retained earnings and accumulated other comprehensive income amounted to $128,141 and $87,801 as at May 31, 2008, and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Balance – Beginning of the period	$60,494	$42,330

Add (deduct)
Net earnings (loss)for the period	(15,404)	15,110
Premium on redemption of share capital (note 9)	–	(658)

Balance – End of the period	$45,090	$56,782

Contributed surplus
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Balance – Beginning of the period	$5,226	$4,453

Add (deduct)
Stock-based compensation costs	1,012	919
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 9)	(460)	(387)
Discount on redemption of share capital (note 9)	11,257	−

Balance – End of the period	$17,035	$4,985

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

Cash flows from operating activities
Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110
Add (deduct) items not affecting cash
Change in discount on short-term investments	(18)	573	533	1,521
Stock-based compensation costs	383	1,030	334	904
Amortization	2,521	7,294	2,086	5,514
Deferred revenue	(178)	3,245	(937)	(435)
Write-down of capital assets	237	237	–	–
Impairment of goodwill (note 3)	21,713	21,713	−	−
Future income taxes	(2,763)	50	(2,892)	6,557
Extraordinary gain	–	–	(3,036)	(3,036)
Change in unrealized foreign exchange (gain) loss	2,516	(1,541)	86	526
	1,065	17,197	7,353	26,661

Change in non-cash operating items
Accounts receivable	3,456	639	(326)	(145)
Income taxes and tax credits	(1,845)	(2,189)	(1,789)	(11,437)
Inventories	568	689	(3,585)	(2,878)
Prepaid expenses	(104)	(338)	(110)	(506)
Accounts payable and accrued liabilities	(1,301)	(539)	(116)	(3,075)

	1,839	15,459	1,427	8,620
Cash flows from investing activities
Additions to short-term investments	(94,435)	(349,899)	(235,160)	(644,220)
Proceeds from disposal and maturity of short-term investments	97,936	374,042	277,791	686,371
Additions to capital assets (1)	(1,507)	(5,967)	(1,370)	(5,056)
Business combinations, net of cash acquired	(2,414)	(2,414)	(40,938)	(40,938)

	(420)	15,762	323	(3,843)
Cash flows from financing activities
Change in bank loan	–	–	786	1,485
Exercise of stock options (note 9)	10	41	51	61
Redemption of share capital (note 9)	–	(26,078)	(3,219)	(3,393)

	10	(26,037)	(2,382)	(1,847)

Effect of foreign exchange rate changes on cash	424	(15)	3	111

Change in cash	1,853	5,169	(629)	3,041

Cash – Beginning of period	9,230	5,914	9,211	5,541

Cash – End of period	$11,083	$11,083	$8,582	$8,582

(1)   As at May 31, 2008 and 2009, unpaid purchases of capital assets amounted to $35,000 and $324,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Interim Financial Information

The financial information as at May 31, 2009, and for the three- and nine-month periods ended May 31, 2008 and 2009, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New Accounting Standards and Pronouncements

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

The company adopted these new standards on September 1, 2008 (notes 4 and 5).

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company adopted this new standard on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company adopted these amendments on September 1, 2008, and their adoption had no effect on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact, if any, that adopting this standard will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to early adopt one of these three new sections, it must adopt all three on the same date.

3.	Impairment of Goodwill

In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the significant decrease in the company’s stock price following the pre-announcement of its third quarter results on June 1, 2009, the company came to the conclusion that the carrying value of one of its reporting unit exceeded its fair value. Due to the extensive work involved in performing the second step of the goodwill impairment test, the company had not completed its analysis at the time its interim consolidated financial statements were due. However, the company recorded an impairment charge of $21,713,000 during the three months ended May 31, 2009, based on management’s best estimate, to bring the goodwill of this reporting unit to its fair value. The company expects to complete step two of the impairment test in the fourth quarter of 2009 and any adjustment to the amount of impairment recorded during the three and nine months ended May 31, 2009, will be recorded prospectively during that period. This reporting unit reports to the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4.	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency) as well as after-tax unrealized gains (loss) on forward exchange contracts.

The capital of the company amounted to $208,506,000 and $168,077,000 as at August 31, 2008 and May 31, 2009, respectively.

Of this capital, as at May 31, 2009, an amount of $64,495,000 represented cash and short-term investments ($87,540,000 as at August 31, 2008), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company has consequently been repurchasing shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and NASDAQ. Furthermore, on December 18, 2008, pursuant to a substantial issuer bid (note 9), the company purchased for cancellation 7,692,307 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000.

5.	Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros).

As at May 31, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates
	(unaudited)
June 2009 to August 2009	$9,100	1.0651
September 2009 to August 2010	27,600	1.1016
September 2010 to August 2011	14,600	1.1221
September 2011	1,000	1.1278
Total	$52,300	1.1015

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

These contracts are designated and accounted for as cash flow hedges.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008 and net gains of $566,000 as at May 31, 2009.

As at May 31, 2009, forward exchange contracts, in the amount of $997,000, are presented in other receivable in the balance sheet, forward exchange contracts, in the amount of $578,000, are presented in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $828,000, are presented in the accounts payable and accrued liabilities in the balance sheet (note 7).

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at May 31, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)
	(unaudited)
Financial assets
Cash	$7,594	€667
Accounts receivable	22,177	3,195
	29,771	3,862
Financial liabilities
Accounts payable and accrued liabilities	7,777	378
Forward exchange contracts	52,300	−
	60,077	378
Net exposure	$(30,306)	€3,484

The period-end value of the Canadian dollar compared to the US dollar was CA$1.0917 = US$1.00 as at May 31, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.5422 = €1.00 as at May 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) would have on financial assets and liabilities denominated in US dollars and euros, as well as on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at May 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,357,000, or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $453,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3,000,000.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. As at May 31, 2009, the company’s short-term investments, in the amount of $53,412,000, bear interest at rates ranging between 0.21% and 1.07% and mature between June 2009 and September 2009.

•	An increase (decrease) of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $46,000, or $0.00 per diluted share, on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at May 31, 2009, the company’s short-term investments consist of debt instruments issued by 9 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $1,254,000 as at August 31, 2008 and May 31, 2009, respectively. Bad debt expense amounted to $45,000 and $625,000 for the three months ended May 31, 2008 and 2009, respectively, and $98,000 and $980,000 for the nine months ended May 31, 2008 and 2009, respectively.

For the three and the nine months ended May 31, 2009, one customer represented more than 10% of global sales with 10.8% ($4,725,000) and 11.6% ($15,768,000), respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable as at May 31 2009:

(unaudited)
Current	$19,581
Past due, 0 to 30 days	9,201
Past due, 31 to 60 days	1,854
Past due, more than 60 days	2,913
Total accounts receivable	33,549
Allowance for doubtful accounts	(1,254)
$32,295

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at May 31, 2009:

	0-12 months	13-24 months	25-36 months

		(unaudited)
Accounts payable and accrued liabilities	$23,015	$ −	$	−
Forward exchange contracts
Outflow	32,300	15,400		4,600
Inflow	(32,171)	(15,879)		(4,717)
Total	$23,144	$(479)		$(117)

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2009 and 2010 (note 9). Also, the company has an outstanding contingent consideration payable upon the acquisition of assets, which is not yet recorded in the financial statements and may require additional cash outflows in upcoming years.

As at May 31, 2009, the company had $64,495,000 in cash and short-term investments and $35,292,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totalling $13,547,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,289,000 for foreign currency exposure related to its forward exchange contracts.

6.	Inventories

	As at May 31, 2009	As at August 31, 2008

	(unaudited)

Raw materials	$15,465	$17,651
Work in progress	2,149	1,961
Finished goods	15,385	15,268

	$32,999	$34,880

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $737,000 and $581,000 for the three months ended May 31, 2008 and 2009, respectively. For the nine months ended May 31, 2008 and 2009, it amounted to $1,324,000 and $2,390,000, respectively.

7.	Accounts Payable and Accrued Liabilities

	As at May 31, 2009	As at August 31, 2008

	(unaudited)

Trade	$11,044	$10,303
Salaries and social benefits	8,514	8,888
Warranty	754	974
Commissions	612	761
Tax on capital	220	923
Restructuring charges	–	292
Forward exchange contracts (note 5)	828	714
Other	1,871	1,858

	$23,843	$24,713

Changes in the warranty provision are as follows:

	Nine months ended May 31, 2009	Nine months ended May 31, 2008

	(unaudited)

Balance – Beginning of period	$974	$800
Provision	438	470
Addition from business combinations	−	175
Settlements	(658)	(480)

Balance – End of period	$754	$965

8.	Contingencies

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval.  The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing has been scheduled for September 10, 2009.  Following the hearing, if the Court determines that the settlement is fair to the class members, the settlement will be approved and the case against the Company and its individual defendants will be dismissed with prejudice.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Due to the inherent uncertainties of litigation, the final outcome of the case including the approval of the settlement described above is uncertain and it is not possible to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2009.

Contingent consideration

Following the purchase of assets during the nine months ended May 31, 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the next 24 months following the purchase.

9.	Share Capital

On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 10, 2008, and will end on November 9, 2009, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On December 18, 2008, pursuant to the Offer, the company purchased for cancellation 7,692,307 subordinate voting shares for the aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000. The company used cash and short-term investments to fund the purchase of shares.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the nine months ended May 31, 2008 and 2009:

	Nine months ended May 31, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	1	32,332,361	149,885	149,886
Exercise of stock options	–	–	4,000	10	10
Redemption of restricted share units	–	–	38,031	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	209	209

Balance as at February 29, 2008	36,643,000	1	32,374,392	150,104	150,105
Exercise of stock options	–	–	14,500	51	51
Redemption of restricted share units	–	–	27,839	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	176	176
Redemption of share capital	–	–	(560,407)	(2,600)	(2,600)

Balance as at May 31, 2008	36,643,000	$1	31,856,324	$147,731	$147,732

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	1	30,619,291	141,990	141,991
Exercise of stock options	–	–	2,500	5	5
Redemption of restricted share units	–	–	92,682	−	−
Redemption of share capital	–	–	(7,745,379)	(36,514)	(36,514)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	452	452

Balance as at February 28, 2009	36,643,000	1	22,969,094	105,933	105,934
Exercise of stock options	–	–	2,500	10	10
Redemption of restricted share units	–	–	724	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	8	8

Balance as at May 31, 2009	36,643,000	$1	22,972,318	$105,951	$105,952

10.	Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)

Gross research and development expenses	$9,347	$26,750	$8,843	$23,904
Research and development tax credits	(1,566)	(4,423)	(1,470)	(4,334)

	$7,781	$22,327	$7,373	$19,570

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11.	Income Taxes

For the three and the nine months ended May 31, 2008 and May 31, 2009, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)
Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2008 and 31% in 2009)	$(8,100)	$(4,701)	$1,638	$3,618

Increase (decrease) due to:
Foreign income taxed at different rates	39	75	97	174
Non-taxable income	(46)	(160)	(30)	(401)
Non-deductible expenses	4,757	5,125	233	823
Change in tax rates (1)	–	–	–	1,522
Change in tax strategy (2)	–	–	–	(2,715)
Foreign exchange effect of translation of foreign integrated subsidiaries	972	24	33	227
Other	(3)	113	(113)	278
Recognition of previously unrecognized future income tax assets (3)	–	–	(5,324)	(5,324)
Utilization of previously unrecognized future income tax assets	(438)	(513)	–	(1,881)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	(32)	235	686	3,156

	$(2,851)	$198	$(2,780)	$(523)

The income tax provision consists of the following:

Current	$(88)	$148	$112	$(7,080)

Future	(2,293)	328	1,746	10,606
Valuation allowance	(470)	(278)	(4,638)	(4,049)

	(2,763)	50	(2,892)	6,557

	$(2,851)	$198	$(2,780)	$(523)

(1)
During the three months ended February 29, 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal government, were enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000 and generated a future income tax expense for the same amount during the nine months ended May 31, 2008.

(2)
During the three months ended February 29, 2008, based on new Canadian federal enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which released previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and in an income tax recovery for the same amount in the statements of earnings for the nine months ended May 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(3)
During the three months ended May 31, 2008, considering the expected positive impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc. on future years’ taxable income at the United States federal level, and because taxable income in the United States was greater than expected, management concluded that it was more likely than not that all future income tax assets of its consolidated US group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portions of the valuation allowance that were reversed, and that were attributable to the impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc., in the amount of $652,000 and $1,641,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remaining of the reversal, in the amount of $5,324,000, has been recorded in the income taxes in the statements of earnings for the three and nine months ended May 31, 2008.

12.	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	59,613	62,609	68,907	68,964
Plus dilutive effect of:
Stock options (000’s)	155	135	299	313
Restricted share units (000’s)	448	303	175	188
Deferred share units (000’s)	99	90	86	78

Diluted weighted average number of shares outstanding (000’s)	60,315	63,137	69,467	69,543

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,280	1,663	1,168	1,332

For the three and nine months ended March 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

13.	Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Three months ended May 31, 2009			Nine months ended May 31, 2009

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$39,047	$4,589	$43,636	$121,573	$14,798	$136,371
Earnings (loss) from operations	$(21,990)	$438	$(21,552)	$(18,518)	$1,658	$(16,860)
Unallocated items:
Interest income			42			683
Foreign exchange gain (loss)			(4,687)			971
Loss before income taxes			(26,197)			(15,206)
Income taxes (recovery)			(2,851)			198

Net loss for the period			$(23,346)			$(15,404)

	Three months ended May 31, 2008			Nine months ended May 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$42,843	$5,738	$48,581	$115,643	$17,204	$132,847
Earnings from operations	$3,819	$639	$4,458	$6,657	$1,738	$8,395
Unallocated items:
Interest income			964			4,063
Foreign exchange loss			(59)			(907)
Earnings before income taxes and extraordinary gain			5,363			11,551
Income taxes recovery			(2,780)			(523)

Earnings before extraordinary gain			8,143			12,074

Extraordinary gain			3,036			3,036

Net earnings for the period			$11,179			$15,110

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at May 31, 2009	As at August 31, 2008

	(unaudited)
Total assets
Telecom Division	$120,181	$145,168
Life Sciences and Industrial Division	8,956	9,571
Unallocated assets	117,787	138,327

	$246,924	$293,066

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts, income taxes and tax credits recoverable and future income tax assets.

14.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP; significant differences in measurement and disclosure from U.S. GAAP are set out in note 19 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Statements of earnings

For the three and nine months ended May 31, 2008 and May 31, 2009, there were no significant differences between the net earnings (loss) under Canadian GAAP as compared to U.S. GAAP.

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at May 31, 2009	As at August 31, 2008

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$210,788	$259,515
Goodwill	(12,303)	(12,640)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$198,412	$246,802

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $985,000 and $2,773,000 for the three and nine months ended May 31, 2008, respectively, and $887,000 and $2,515,000 for the three and nine months ended May 31, 2009, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share for the reporting periods.

Statements of cash flows

For the three and nine months ended May 31, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2009

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which allows entities to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and it did not elect to use the fair value option as of the date of adoption.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard has not had any impact on the Company’s interim consolidated financial statements.

To be adopted after fiscal 2009

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Lives of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS 107-1 and Accounting Principles Board (“APB”) Opinion 28-1 (“FSP FAS 107-1 and APB 28-1”), “Interim Disclosures about Fair Value of Financial Instruments”. FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and amends APB 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for reporting periods ending after June 15, 2009. The company is currently evaluating the impact its adoption will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date of the financial statements were issued or were available to be issued. This statement is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the actual worldwide recession on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition .Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 30, 2009.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers for increased bandwidth and converged, IP networks in the global telecommunications industry remain intact, but they are being constrained by an economic recession that is forcing network operators and network equipment manufacturers to reduce their capital and operating expenses. In fact, several of these players have announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenue streams.

Despite this challenging macro-economic environment, it should be noted that telecom market dynamics in 2009 are completely different from those during the industry downturn of 2001. First of all, there is currently a myriad of bandwidth-intensive applications generating strong growth in bandwidth demand, both in wireless and wireline networks. For example, monthly traffic is at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001 there were few applications outside of regular e-mail delivery. Secondly, the ongoing demand for bandwidth has placed a strain on access, metro rings and long-haul routes, whereas in 2001 there was an overabundance of bandwidth capacity in optical backbone networks, which drove bandwidth pricings down very significantly. Finally, most network operators have healthy balance sheets today, while in 2001 many of them were financially overextended with some declaring outright bankruptcy.

Notwithstanding this current market downturn, telecom operators and cable companies will likely maintain significant investments in their access networks in order to remain competitive and provide differentiated, revenue-generating services to attract and retain consumers, who are increasingly relying on broadband network services for their work, entertainment and everyday activities.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, Internet gaming as well as various forms of IP video. For example, YouTube consumed more bandwidth in 2008 than traffic crossing the entire US network backbone in 2000, according to Cisco.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly and efficiently mix and transport video with voice and data. These networks are not capable of efficiently carrying emerging IP-based services since they were designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new OTN standards have been defined to transport IP applications over Ethernet and are at the very foundation of what the industry is calling next-generation networks. Network operators are increasingly turning to such next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of  these new services reach a critical mass, network operators are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded by users are optimal in the post-deployment phase.

As well, it is now clear that fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators wishing to provide a great user experience in combined video, data and voice offering. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long term. Some projects, however, may be delayed based on the ability to fund such projects. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less-expensive methods to increase bandwidth and can be mass-deployed more quickly.

FTTH investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is noteworthy to mention that the cost of deploying FTTH has largely fallen over the last few years as volume increased and test tools, like those we offer, are rendering deployments increasingly simple and efficient.  Also, while deploying FTTH is more capital intensive, it provides the benefits of very high bandwidth capabilities and significantly lower cost of operation and superior reliability. We are only at the early stages of fiber deployments in access networks, both in North America and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high population density. FTTH is now also finding a new opportunity in multi-dwelling units (MDUs) as a low cost alternative to bring very large bandwidth at minimal cost/apartment.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is now being deployed and becoming mainstream, while upcoming 100 Gbit/s Ethernet is being developed despite the difficult economic environment. A few network operators are even expected to begin 100 Gbit/s Ethernet field-trials later this calendar year. In the long run, the deployment of these solutions is expected to be a significantly more economical way to add capacity in saturated network portions, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

These market dynamics affected telecom test and service assurance suppliers in the third quarter of fiscal 2009. On the other hand, the economic recession mainly afflicting customers in the United States and Western Europe could potentially delay network investments and necessarily reduce demand for our test and service assurance solutions.

COMPANY OVERVIEW

We reported sales of $43.6 million in the third quarter of fiscal 2009, which represented a decrease of 10.2% year-over-year. This decrease in sales mainly results from the global economic recession as well as from currency fluctuations since the beginning of the fiscal year. However, total sales for the third quarter of fiscal 2009 included $7.3 million from Brix Networks Inc. and Navtel Communications Inc, compared to $2.2 million $ for the same period last year, which mitigated in part the decrease in sales year-over-year. These two acquisitions were closed approximately one month and two months into the third quarter of fiscal 2008, respectively. After nine months into fiscal 2009, sales increased 2.7% year-over-year to $136.4 million, from $132.8 million for the same period last year. Total sales for the first nine months of fiscal 2009 included $21.0 million from Brix Networks Inc. and Navtel Communications Inc, compared to $2.2 million $for the same period last year. Excluding the positive impacts of our two recent acquisitions, our organic sales would have decreased 21.6% and 11.7% during the third quarter and the first nine months of fiscal 2009, respectively, reflecting the impact of the global economic recession and the negative effects of the currency fluctuations on our sales during these periods, compared to the same periods last year.

We also reported net accepted orders of $40.2 million in the third quarter of fiscal 2009 for a book-to-bill ratio of 0.92. Net bookings for the third quarter of fiscal 2009 were also affected by the global economic recession.

Looking at the bottom line, we generated a GAAP net loss of $23.3 million, or $0.39 per share, in the third quarter of fiscal 2009, compared to net earnings of $11.2 million, or $0.16 per diluted share, for the same period last year. Net loss for the third quarter of fiscal 2009 included a non-cash impairment of goodwill in the amount of $21.7 million. GAAP net loss was also negatively and significantly affected by the rapid strengthening of value of the Canadian dollar, compared to the US dollar in the third quarter of 2009. Indeed, during the third quarter of fiscal 2009, we reported a significant foreign exchange loss of $4.7 million, compared to a small foreign exchange loss of $59,000 for the same period last year. In fact, this $4.7 million foreign exchange loss off-set the $4.6 million foreign exchange gain reported in the first quarter of fiscal 2009, when the value of the Canadian dollar sharply decreased compared to the US dollar during that period. Net earnings for the third quarter of fiscal 2008 included $5.3 million for the recognition of previously unrecognized future income tax assets in the United States and an extraordinary gain of $3.0 million related to the negative goodwill on the Navtel acquisition. Net loss in the third quarter of 2009 included charges of $1.5 million for stock-based compensation costs and the after-tax amortization expense for intangible assets. EBITDA (net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain) were negative at $2.0 million, or 4.6% of sales in the third quarter of fiscal 2009, compared to $6.5 million (positive), or 13.3% of sales for the same period last year. EBITDA were $13.1 million, or 9.6% of sales for the nine months ended May 31, 2009, compared to $13.0 million, or 9.8% of sales for the same period last year (see further in this document for a complete reconciliation of EBITDA to GAAP net earnings (loss)).

The foreign exchange loss recorded in the third quarter of fiscal 2009 mainly represented the effect of the 16.4% increase (compared to February 28, 2009) in the period-end value of the Canadian dollar versus the US dollar on our balance sheet items. During the corresponding period last year, we witnessed more stability in the period-end value of the Canadian dollar, compared to the previous quarter (decrease of 1.4%), which resulted in a smaller foreign exchange loss of $59,000. However, the average value of the Canadian dollar decreased 17.3% in the third quarter of fiscal 2009, compared to the corresponding period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses is denominated in Canadian dollars, our financial results were positively affected as these expenses (measured in Canadian dollars) increased when translated in US dollars for reporting purposes.

On November 6, 2008, we announced that our Board of Directors had authorized a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2008, and will end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On December 18, 2008, pursuant to the Offer, we purchased for cancellation 7.7 million subordinate voting shares for the aggregate purchase price of CA$30 million (US$24.9 million), plus related fees of $576,000. We used cash and short-term investments to fund the purchase of shares.

During the second quarter of fiscal 2009, we closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the significant decrease in our stock price following the pre-announcement of our third quarter results on June 1, 2009, we came to the conclusion that the carrying value of one of our reporting unit exceeded its fair value. Due to the extensive work involved in performing the second step of the goodwill impairment test, we had not completed our analysis at the time our interim consolidated financial statements were due. However, we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, based on our best estimate to bring the goodwill of this reporting unit to its fair value. We expect to complete step two of the impairment test in the fourth quarter of 2009 and any adjustment to the amount of impairment recorded in the third quarter, will be recorded prospectively during that period. This reporting unit reports to the Telecom Division.

We launched 11 new products in the third quarter of fiscal 2009 and 23 since the beginning of the year. Key product launches in the third quarter included a portable test solution for characterizing 40 Gbit/s and 100 Gbit/s Ethernet networks; 1 Gbit/s and 10 Gbit/s test heads for carrier Ethernet and mobile backhaul testing applications; IPv6 testing capabilities across the company’s transport and datacom product portfolio; a portable, multi-layer platform for high-end test applications in the field and central office; and an optical time domain reflectometer (OTDR) optimized for fiber-to-the-home (FTTH) applications and live fiber troubleshooting. Sales from products that have been on the market two years or less accounted for 40.6% of total sales in the third quarter of 2009 and 38.3% since the beginning of fiscal 2009.

During the third quarter of fiscal 2009, we were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, we captured first place overall in the FOTE market with a market share of 18.0% in 2008, up from third place in 2006 with a market share of 12.7% (Frost & Sullivan did not grant an award in 2008 for market-share gains in 2007). Frost & Sullivan estimated the FOTE market to be $567.4 million in 2008, including $247.9 million for the portable installation and maintenance (I&M) test market. Based on Frost & Sullivan’s market data, we improved our leadership position in the portable I&M test market from 25.5% in 2006 to 33.3% in 2008.

In June 2009, we laid-off a certain number of employees across the organization as part of a restructuring plan to cope with current difficult market conditions. This will result in a one-time restructuring charge of $1.3 million that will be recorded in the fourth quarter of fiscal 2009 and is expected to deliver about $6 million in annual savings.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2009, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2009 and those to be adopted after 2009.

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

We adopted these new standards on September 1, 2008 and provided the required disclosure in our interim consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We adopted this new standard on September 1, 2008, and its adoption had no effect on our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation” to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We adopted these amendments on September 1, 2008, and their adoption had no effect on our consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We are currently evaluating the impact, if any, that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to early adopt one of these three new sections, we must adopt all three on the same date.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2008 and 2009, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 14 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2009	Nine months ended May 31, 2008
	(unaudited)		(unaudited)
Sales	$43,636	$48,581	$136,371	$132,847
Cost of sales (1)	16,441	19,004	52,274	55,208
Gross margin	27,195	29,577	84,097	77,639
Operating expenses
Selling and administrative	16,732	15,660	49,623	44,160
Net research and development	7,781	7,373	22,327	19,570
Amortization of property, plant and equipment	1,166	1,071	3,374	3,045
Amortization of intangible assets	1,355	1,015	3,920	2,469
Impairment of goodwill	21,713	–	21,713	–
Total operating expenses	48,747	25,119	100,957	69,244
Earnings (loss) from operations	(21,552)	4,458	(16,860)	8,395
Interest income	42	964	683	4,063
Foreign exchange gain (loss)	(4,687)	(59)	971	(907)
Earnings (loss) before income taxes and extraordinary gain	(26,197)	5,363	(15,206)	11,551
Income taxes
Current	(88)	112	148	(7,080)
Future	(2,763)	2,432	50	11,881
Recognition of previously unrecognized future income tax assets	–	(5,324)	–	(5,324)
	(2,851)	(2,780)	198	(523)
Earnings (loss) before extraordinary gain	(23,346)	8,143	(15,404)	12,074
Extraordinary gain	–	3,036	-	3,036
Net earnings (loss) for the period	$(23,346)	$11,179	$(15,404)	$15,110

Basic earnings (loss) before extraordinary gain per share	$(0.39)	$0.12	$(0.25)	$0.18
Diluted earnings (loss) before extraordinary gain per share	$(0.39)	$0.12	$(0.25)	$0.17
Basic and diluted net earnings (loss) per share	$(0.39)	$0.16	$(0.25)	$0.22

Segmented information:
Sales:
Telecom Division	$39,047	$42,843	$121,573	$115,643
Life Sciences and Industrial Division	4,589	5,738	14,798	17,204
	$43,636	$48,581	$136,371	$132,847
Earnings (loss) from operations:
Telecom Division	$(21,990)	$3,819	$(18,518)	$6,657
Life Sciences and Industrial Division	438	639	1,658	1,738
	$(21,552)	$4,458	$(16,860)	$8,395
Research and development data:
Gross research and development	$9,347	$8,843	$26,750	$23,904
Net research and development	$7,781	$7,373	$22,327	$19,570

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2009	Nine months ended May 31, 2008
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	37.7	39.1	38.3	41.6
Gross margin	62.3	60.9	61.7	58.4
Operating expenses
Selling and administrative	38.3	32.2	36.4	33.2
Net research and development	17.8	15.2	16.4	14.7
Amortization of property, plant and equipment	2.7	2.2	2.5	2.3
Amortization of intangible assets	3.1	2.1	2.9	1.9
Impairment of goodwill	49.8	–	15.9	−
Total operating expenses	111.7	51.7	74.1	52.1
Earnings (loss) from operations	(49.4)	9.2	(12.4)	6.3
Interest income	0.1	1.9	0.5	3.1
Foreign exchange gain (loss)	(10.7)	(0.1)	0.7	(0.7)
Earnings (loss) before income taxes and extraordinary gain	(60.0)	11.0	(11.2)	8.7
Income taxes
Current	(0.2)	0.2	0.1	(5.3)
Future	(6.3)	5.0	0.0	8.9
Recognition of previously unrecognized future income tax assets	–	(11.0)	–	(4.0)
	(6.5)	(5.8)	0.1	(0.4)
Earnings (loss) before extraordinary gain	(53.5)	16.8	(11.3)	9.1
Extraordinary gain	–	6.2	–	2.3
Net earnings (loss) for the period	(53.5)%	23.0%	(11.3)%	11.4%

Segmented information:
Sales:
Telecom Division	89.5%	88.2%	89.1%	87.0%
Life Sciences and Industrial Division	10.5	11.8	10.9	13.0
	100.0%	100.0%	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	(50.4)%	7.9%	(13.6)%	5.0%
Life Sciences and Industrial Division	1.0	1.3	1.2	1.3
	(49.4)%	9.2%	(12.4)%	6.3%

Research and development data:
Gross research and development	21.4%	18.2%	19.6%	18.0%
Net research and development	17.8%	15.2%	16.4%	14.7%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended May 31, 2009, our global sales decreased 10.2% to $43.6 million from $48.6 million for the same period last year, with a 90%-10% split in favor of our Telecom Division.

For the nine months ended May 31, 2009, our global sales increased 2.7% to $136.4 million from $132.8 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

Telecom Division

For the three months ended May 31, 2009, sales of our Telecom Division decreased 8.9% to $39.0 million from $42.8 million for the same period last year.

The following table summarizes information about sales of our Telecom Division for the three months ended May 31, 2008 and 2009, in thousands of US dollars:

	Three months ended May 31, 2009	Three months ended May 31, 2008	Change in $	Change in %

	(unaudited)

Telecom Division sales	$39,047	$42,843	$(3,796)	(8.9)%

(Gains) losses on forward exchange contracts	1,425	(1,020)	2,445	239.7

Telecom Division sales, excluding gains/losses on forward exchange contracts	40,472	41,823	(1,351)	(3.2)

Impact of recent acquisitions	(7,266)	(2,167)	(5,099)	(235.3)

Organic sales	$33,206	$39,656	$(6,450)	(16.3)%

For the nine months ended May 31, 2009, sales of our Telecom Division increased 5.1% to $121.6 million from $115.6 million for the same period last year.

The following table summarizes information about sales of our telecom Division for the nine months ended May 31, 2008 and 2009, in thousands of US dollars:

	Nine months ended May 31, 2009	Nine months ended May 31, 2008	Change in $	Change in %

	(unaudited)

Telecom Division sales	$121,573	$115,643	$5,930	5.1%

(Gains) losses on forward exchange contracts	2,959	(3,507)	6,466	184.4

Telecom Division sales, excluding gains/losses on forward exchange contracts	124,532	112,136	12,396	11.1

Impact of recent acquisitions	(20,980)	(2,167)	(18,813)	(868.2)

Organic sales	$103,552	$109,969	$(6,417)	(5.8)%

In the third quarter of fiscal 2009, we reported year-over-year decrease in sales mainly due to the impact of the worldwide economic recession that affected most of our product lines during that period. In addition, as a portion of our sales are denominated in Canadian dollars, euros or British pounds, the strength of the US dollar against these currencies in the third quarter of fiscal 2009 compared to the third quarter of 2008, also had a negative impact on our sales expressed in US dollars, which contributed to the decrease in sales compared to the corresponding period last year. This was amplified by foreign exchange losses on our forward exchange contracts, which are recorded in sales. In fact, in the third quarter of fiscal 2009, foreign exchange losses on our forward exchange contracts amounted to $1.4 million and accordingly reduced our sales, compared to foreign exchange gains of $1.0 million for the same period last year, which increased our sales; this represents a decrease in sales of $2.4 million year-over-year.

However, the decrease in sales in the third quarter of fiscal 2009 compared to the same period last year was offset in part by the inclusion of the sales of newly acquired Brix Networks and Navtel Communications products. In fact, sales of Brix Network and Navtel Communications amounted to $7.3 million in the third quarter of 2009, compared to $2.2 million for the same period last year. Excluding sales of Brix Networks and Navtel Communications and the impact of the foreign exchange gains or losses on our forward exchange contracts, our telecom sales would have decreased 16.3% organically year-over-year during this period, reflecting the impact of the global economic recession and the decrease of the Canadian dollar, euro and British pound compared to the US dollar.

During the first nine months of fiscal 2009, we reported year-over-year sales increase of 5.1% due to the contribution of newly acquired Brix Networks and Navtel Communications. In fact, sales of Brix Network and Navtel Communications amounted to $21.0 million for the first nine months of 2009, compared to $2.2 million for the same period last year. Our year over year growth would have reached 11.1% if we exclude the impact of the foreign exchange gains and losses on our forward exchange contracts that are recorded in our sales. In the first nine months of fiscal 2009, foreign exchange losses on our forward exchange contracts amounted to $3.0 million, compared to foreign exchange gains of $3.5 million for the same period last year, which represents a decrease in sales of $6.5 million year-over-year. Excluding sales of Brix Networks and Navtel Communications and the impact of the foreign exchange gains and losses on our forward exchange contracts, our telecom sales would have decreased 5.8% organically year-over-year during this period, reflecting the impact of the global economic recession and the impact of a weaker Canadian dollar, euro and British pound compared to the US dollar year-over-year. In fact, and as mentioned above, the decrease in the value of these currencies versus the US dollar year-over-year had a significant negative impact on our sales, as a portion of these are denominated in Canadian dollars, euros and British pounds and we report our results in US dollars.

During the third quarter of fiscal 2009, our top customer represented 12.1% ($4.7 million) of our telecom sales, compared to 10.2% ($4.4 million) for the same period last year. It represented 13.0% ($15.8 million) of our telecom sales in the first nine months of fiscal 2009, compared to 9.9% ($11.4 million) for the same period last year.

Life Sciences and Industrial Division

For the three months ended May 31, 2009, sales of our Life Sciences and Industrial Division decreased $1.1 million, or 20.0% year-over-year to $4.6 million, compared to $5.7 million for the same period last year.

For the nine months ended May 31, 2009, sales of our Life Sciences and Industrial Division decreased $2.4 million, or 14.0% year-over-year to $14.8 million, from $17.2 million for the same period last year.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been affected by the current state of the global economy. Finally, the decrease in the value of the Canadian dollar, the euro and the British pound versus the US dollar year-over-year had a negative impact on sales of this division since a portion of these are denominated in currencies other than the US dollars and we report our results in US dollar.

Net bookings

Overall, for the two divisions, net accepted orders decreased 20.7% year-over-year to $40.2 million in the third quarter of fiscal 2009, from $50.7 million for the same period last year, for a book-to-bill ratio of 0.92.

This decrease in bookings year-over-year is due to the global economic recession that negatively impacted our orders in the third quarter of fiscal 2009. However, the positive contribution of newly acquired Brix Networks product lines offset in part the effect of the recession in our bookings.

Geographic distribution

For the three months ended May 31, 2009, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 29% and 14% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 60%, 28% and 12% of global sales, respectively. For the nine months ended May 31, 2009, sales to the Americas, EMEA and APAC accounted for 58%, 27% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 56%, 29% and 15% of global sales, respectively.

In the third quarter of fiscal 2009, we reported year-over-year sales decreases (in dollars) in the Americas and EMEA. In fact, sales to these regions decreased (in dollars) 15.6% and 5.3%, respectively. Sales to APAC increased (in dollars) 5.5% year-over-year. During the first nine months of fiscal 2009, we reported year-over-year sales increases (in dollars) in the Americas and APAC. Sales to these regions increased (in dollars) 5.0% and 4.6%, respectively. Sales to EMEA decreased (in dollars) 3.1% year-over-year.

In the Americas, the decrease in sales in the third quarter, compared to the same period last year, comes from the United States where we posted a year-over-year decrease in sales of 24.2%. The current global economic recession forced NSPs and NEMs to reduce their capital and operating expenses and several customers have announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenue streams; this directly affected our sales in the Unites States during the third quarter of fiscal 2009, compared to the same period last year. Also, in the third quarter of fiscal 2009, we recorded significant foreign exchange losses on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to forward exchange gains for the same period last year.  The decrease in sales to the United States in the third quarter of fiscal 2009 was offset in part by a general increase of 29.5% of sales made in Canada, despite the negative impact of a weaker Canadian dollar versus the US dollar year-over-year on our Canadian-dollar-denominated sales. Finally, the contribution of Brix Networks and Navtel Communications in the third quarter also mitigated the effect of the recession on our sales in the United States, as most of their sales are made in the United States and Canada.

For the nine months ended May 31, 2009, the increase in sales in the Americas compared to the same period last year comes from Canada, where we posted sales growth of our optical and protocol test solutions, especially with Tier-1 NSPs, despite the negative impact of a weaker Canadian dollar versus the US dollar year-over-year on our Canadian-dollar-denominated sales. This increase in sales was offset in part by lower sales in the United States, mainly due to the foreign exchange losses on our forward exchange contracts. However, excluding the negative foreign exchange impact of our forward exchange contracts, sales to the United States, which include sales from our recent acquisitions, would have increased for the first nine months of fiscal 2009, compared to the same period last year. Finally, the contribution of Brix Networks and Navtel Communications in the first nine months of 2009 also mitigated the effect of the recession on our sales in the United States.

The decrease in sales in the EMEA market, in dollars, in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, is due to the impact of the global recession as we are witnessing caution from many of our customers with their fiscal year budgets (calendar 2009). While we see this as a delay and a change in spending patterns, we expect that investments in next-generation access and transport networks will not be affected in the long term, and we are positioning ourselves to capitalize on that, with recent additions to our product portfolio and sales strategy. In fact, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA. Also, as a portion of these orders in this region are denominated in euros or British pounds, the strength of the US dollar against these currencies in the third quarter and the first nine months of fiscal 2009, had a negative impact on our sales expressed in US dollars for this region, which contributed to the decrease in sales compared to the corresponding periods last year.

In APAC, we are seeing the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, is responsible for the higher sales in this region in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In the third quarter of fiscal 2009, our top customer accounted for 10.8% ($4.7 million) of our global sales, and our top three customers accounted for 22.2% of our global sales. In the corresponding period last year, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.9% of our global sales. For the nine months ended May 31, 2009, our top customer accounted for 11.6% ($15.8 million) of our global sales, and our top three customers accounted for 18.9% of our global sales. For the corresponding period last year, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.5% of our global sales.

GROSS MARGIN

Gross margin increased to 62.3% of sales for the three months ended May 31, 2009, from 60.9% for the same period last year.

Gross margin increased to 61.7% of sales for the nine months ended May 31, 2009, compared to 58.4% for the same period last year.

The increase in our gross margin in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, can be explained by the following factors.

First, in the third quarter and the first nine months of fiscal 2009, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of newly acquired Brix Networks and Navtel Communications, as these products have better margins than our other test solutions.

Second, during the third quarter and the first nine months of fiscal 2009, the value of the Canadian dollar significantly fluctuated compared to the US dollar, which impacted our gross margin for these periods, compared to the same periods last year. In fact, since the beginning of fiscal 2009, the value of the Canadian dollar significantly decreased compared to the US dollar; this resulted in lower cost of good solds expressed in US dollars in the statements of earnings, thus increasing our gross margin year-over-year. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the recent and significant decrease in the value of the Canadian dollar compared to the US dollar, have begun to materialize and will continue to materialize over time, in line with the inventory turnover rate, as these raw materials are included in the cost of goods sold of products manufactured with these parts.

In addition, the operation of our manufacturing facilities in China resulted in a larger portion of our sales coming from products manufactured in China; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

However, foreign exchange losses on our forward exchange contracts, which are included in our sales, had a negative impact on our gross margin in the third quarter and in the first nine months of fiscal 2009, while this impact was positive (foreign exchange gains) in the corresponding periods last year, thus reducing our gross margin year-over-year.

Considering the expected increase in sales of protocol products, including the full contribution of Brix Networks and Navtel Communications in fiscal 2009 (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by the effects of the actual worldwide recession, increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operation of our manufacturing facility in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin for the remaining of 2009 and beyond.

SELLING AND ADMINISTRATIVE

For the three months ended May 31, 2009, selling and administrative expenses were $16.7 million, or 38.3% of sales, compared to $15.7 million, or 32.2% of sales for the same period last year.

For the nine months ended May 31, 2009, selling and administrative expenses were $49.6 million, or 36.4% of sales, compared to $44.2 million, or 33.2% of sales for the same period last year.

Navtel Communications and Brix Networks, which were acquired one month and two months into the third quarter of fiscal 2008, respectively, contributed for the whole periods to our selling and administrative expenses in the third quarter and the first nine months of fiscal 2009, which caused these expenses to increase compared to the same periods last year. In addition, selling expenses for Brix Networks and Navtel Communications tend to be higher in percentage of sales than the rest of our business, as their sales cycle is much longer and complex than our other product lines.

In addition, during the third quarter and the first nine months of fiscal 2009, we maintained our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including additional employees and expenses to support the launch of several new products and to increase brand name recognition), compared to the corresponding periods last year.

Finally, during the third quarter of fiscal 2009, we had large orders sold directly to international customers for which we had to pay commissions to distributors, which increased our selling expenses year-over-year.

However, during the third quarter and the first nine months of fiscal 2009, the substantial and sudden decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant positive impact on our selling and administrative expenses, since a significant portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year.

Also, during the first quarter of fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses during the first nine months of fiscal 2008.

For fiscal 2009, considering the impact of the worldwide recession on our sales level , the recent major increase in the value of the Canadian dollar and the significant impact of the acquisitions of Brix Networks and Navtel Communications on our selling and administrative expenses—whose selling expenses tend to be higher, as their products deliver better margins compared to the rest of our product lines—we expect our selling and administrative expenses to increase in dollars and range between 37% and 39%. As these percentages are higher than anticipated and in answer to the worldwide recession and the increase strength of the Canadian dollar, we will adjust our selling and administrative cost structure to account for the current economic environment, while preserving as much as possible our sales and marketing efforts, both domestic and international considering our goal of becoming the leading player in the telecom test, measurement and monitoring space. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

For the three months ended May 31, 2009, gross research and development expenses totalled $9.3 million, or 21.4% of sales, compared to $8.8 million, or 18.2% of sales for the same period last year.

For the nine months ended May 31, 2009, gross research and development expenses totalled $26.8 million, or 19.6% of sales, compared to $23.9 million, or 18.0% of sales for the same period last year.

Navtel Communications and Brix Networks, which were acquired one month and two months into the third quarter of fiscal 2008, respectively, contributed to our gross research and development expenses during the entire periods in the third quarter and the first nine months of fiscal 2009; this caused these expenses to increase both in dollars and in percentage, compared to the same periods last year. Indeed, Brix Networks and Navtel Communications tend to incur a higher percentage of sales for research and development expenses compared to our other product lines as their products are more software-intensive, although they deliver higher margins than most of our other product lines.

In addition, we intensified our research and development activities by hiring additional employees, namely in our software development center in Pune, India, which resulted in increased gross research and development expenses in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year.

However, during the third quarter and the first nine months of fiscal 2009, the significant and rapid decrease in the average value of the Canadian dollar, compared to the US dollar, had a substantial positive effect on our gross research and development expenses, as a significant portion of these expenses is denominated in Canadian dollars and also because these expenses increased year-over-year.

Also, in the first quarter of fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during the first nine months of fiscal 2008.

Tax credits

For the three months ended May 31, 2009, tax credits from the Canadian federal and provincial governments for research and development activities were $1.6 million, or 16.8% of gross research and development expenses, compared to $1.5 million, or 16.6% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2009, these tax credits were $4.4 million, or 16.5% of gross research and development expenses, compared to $4.3 million, or 18.1% of gross research and development expenses for the same period last year.

All our research and development tax credits are denominated in Canadian dollars. The significant decrease in the average value of the Canadian dollar, compared to the US dollar, during the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, had a negative impact on these tax credits once expressed in US dollars.

However, that decrease in tax credits was offset in part by increased research and development activities in Canada, where we are eligible for tax credits.

The decrease in research and development tax credits as a percentage of gross research and development expenses for the first nine months of fiscal 2009, compared to the corresponding period last year, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada do not entitle us to tax credits.

For fiscal 2009, we expect that our net research and development expenses will increase in dollars, and range between 16% and 18% of sales, given the impact of the worldwide recession on our sales level, the recent major increase in the value of the Canadian dollar, our focus on innovation, the addition of Brix Networks and Navtel Communications (whose products are software-intensive), the addition of software features in our products, our desire to gain market share and our goal to exceed customer expectations. Also, we are increasingly taking advantage of talent pools around the world with the establishment of a research and development center focused on software development in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as a significant portion of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2009, amortization of property, plant and equipment was $1.2 million, compared to $1.1 million for the same period last year. For the nine months ended May 31, 2009, amortization expenses amounted to $3.4 million, compared to $3.0 million for the same period last year.

The increased activities of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisition of Brix Networks and Navtel Communications in the third quarter of fiscal 2008 resulted in an increase in our amortization expenses in the third quarter and the first nine months of fiscal 2009, compared to the corresponding periods last year. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses is denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2009, amortization of intangible assets was $1.4 million, compared to $1.0 million for the same period last year. For the nine months ended May 31, 2009, amortization of intangible assets was $3.9 million compared to $2.5 million for the same period last year.

The increase in amortization expenses in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008.

IMPAIRMENT OF GOODWILL

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the significant decrease in our stock price following the pre-announcement of our third quarter results on June 1, we came to the conclusion that the carrying value of one of our reporting unit exceeded its fair value. Due to the extensive work involved in performing the second step of the goodwill impairment test, we had not completed our analysis at the time our interim consolidated financial statements were due. However, we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, based on our best estimate to bring the goodwill of this reporting unit to its fair value. We expect to complete step two of the impairment test in the fourth quarter of 2009 and any adjustment to the amount of impairment recorded in the third quarter will be recorded prospectively during that period. This reporting unit reports to the Telecom Division.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. For the three months ended May 31, 2009, interest income amounted to $42,000, compared to $964,000 for the same period last year. For the nine months ended May 31, 2009, interest income amounted to $683,000, compared to $4.1 million for the same period last year.

The decrease in interest income in the third quarter and the first nine months of fiscal 2009, compared to the corresponding periods last year, is mainly due to the decrease in our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications in the third quarter of fiscal 2008, the redemption of share capital amounting to $30.8 million over the last 12 months, in accordance with our share buy-back programs as well as the significant reduction in interest rates year-over-year. In addition, the significant decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the decrease in our interest income in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, as it is denominated in Canadian dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended May 31, 2009, the foreign exchange loss amounted to $4.7 million, compared to $59,000 for the same period last year.

For the nine months ended May 31, 2009, the foreign exchange gain amounted to $971,000, compared to a foreign exchange loss of $907,000 for the same period last year.

During the third quarter of fiscal 2009, the value of the Canadian dollar significantly increased versus the US dollar compared to the previous quarter, which resulted in a significant foreign exchange loss of $4.7 million during that period. In fact, the period-end value of the Canadian dollar increased 16.4% to CA$1.0917 = US$1.00 in the third quarter of fiscal 2009 compared to CA$1.2707 = US$1.00 at the end of the previous quarter.

During the first nine months of fiscal 2009, we witnessed huge volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $971,000. In fact, the period-end value of the Canadian dollar significantly decreased 14.1% in the first quarter of fiscal 2009 compared to the US dollar, which generated a foreign exchange gain of $4.6 million, but increased 16.4 % in the third quarter of 2009 compared to the previous quarter. Overall for the period, the period-end value of the Canadian dollar decreased 2.7% to CA$1.0917 = US$1.00, compared to CA$1.0626 = US$1.00 at the end of fiscal 2008.

During the third quarter of fiscal 2008, the value of the Canadian dollar was relatively stable (close to par) compared to the US dollar. This resulted in a small foreign exchange loss of $59,000 during that period. In fact the period-end value of the Canadian dollar slightly increased 1.4% in the third quarter of fiscal 2008, compared to the previous quarter.

During the first nine months of fiscal 2008, the value of the Canadian dollar significantly increased compared to the US dollar, which resulted in a significant foreign exchange loss of $907,000 during that period. In fact, the period-end value of the Canadian dollar for the first nine months of fiscal 2008 increased 6.3%, compared to August 31, 2007.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the decrease in the average value of the Canadian dollar in the third quarter and the first nine months of fiscal 2009, compared to the same periods last year, resulted in a significant and positive impact on our financial results for these periods. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in the third quarter of fiscal 2009 was CA$1.2153 = US$1.00 versus CA$1.0047 = US$1.00 for the same period last year, representing a decrease of 17.3% in the average value of the Canadian dollar year-over-year. For the first nine months of fiscal 2009, the average value of the Canadian dollar was CA$1.1996 = US$1.00 versus CA$1.0005 = US$1.00 for the same period last year, representing a decrease of 16.6% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar compared to the US dollar in upcoming quarters would have a negative impact on our operating results.

INCOME TAXES

For the three months ended May 31, 2009, we recorded an income tax recovery of $2.9 million, compared to $2.8 million for the same period last year.

For the nine months ended May 31, 2009, we recorded an income tax expense of $198,000, compared to an income tax recovery of $523,000 for the same period last year.

For the three months ended May 31, 2009, we reported an income tax recovery of $2.9 million on a loss before income taxes of $26.2 million, for an effective income tax rate of 10.9%. For the nine months ended May 31, 2009, we reported income tax expenses of $198,000 on a loss before income taxes of $15.2 million, for an effective income tax rate of 1.3%. Our combined Canadian and provincial statutory tax rate is 31%. First, a portion of the impairment of goodwill is not deductible for tax purposes. In addition, a significant portion of our foreign exchange gain (loss) is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-taxable or non-deductible. On the other hand, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all periods.

For the three months ended May 31, 2008, we reported an income tax recovery of $2.8 million on earnings before income taxes and extraordinary gain of $5.4 million, for an effective income tax rate of 51.8%. During the third quarter of fiscal 2008, considering the expected positive impact of the acquisitions of Brix Networks and Navtel Communications on future years’ taxable income of our US subsidiaries (federal level), and because reported taxable income of these subsidiaries was higher than expected, we concluded that is was more likely than not that all future income taxes of our consolidated US group would be recovered. Consequently, we reversed the valuation allowance previously recorded against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that was reversed during the quarter, and that was attributable to the impact of the acquisitions of Brix Networks and Navtel Communications, in the amount of $1.6 million and $652,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remaining of the reversal, in the amount of $5.3 million, has been recorded in the income taxes in the statements of earnings for the three and the nine months ended May 31, 2008. Excluding this unusual tax recovery, we would have reported an income tax expense of $2.5 million on earnings before income taxes and extraordinary gain of $5.4 million, for an effective income tax rate of 47.4%. In fact, during the third quarter of fiscal 2008, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenues were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we utilized previously unrecognized future income tax assets, mainly in the United States. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, whose taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate.

For the nine months ended May 31, 2008, we reported an income tax recovery of $523,000 on earnings before income taxes and extraordinary gain of $11.6 million, for an effective income tax rate of 4.5%. The distortion between income taxes and earnings before income taxes and extraordinary gain for that period can be explained by the following factors. First and as previously mentioned, during the third quarter of fiscal 2008, we reversed the valuation allowance previously recorded in our US subsidiaries (US federal level), which resulted in an unusual income tax recovery of $5.3 million during the first nine months of fiscal 2008. In addition, on December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal government were enacted. Therefore, our Canadian federal future income tax assets decreased by $1.5 million and generate a one-time future income tax expense for the same amount during the first nine months of fiscal 2008. However, during the second quarter of fiscal 2008, based on these new enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, tax deductions, timing differences and R&D tax credits to minimize income taxes payable on future years’ taxable income, by amending our prior year’s income tax returns to create a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of our tax-related assets of $2.7 million and a one-time income tax recovery for the same amount during the first nine months of fiscal 2008. Excluding these three unusual tax items, we would have reported an income tax expense of $6.0 million on earnings before income taxes and extraordinary gain of $11.6 million, for an effective income tax rate of 51.9%. In fact, during the first nine months of fiscal 2008, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenues were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss, and we utilize previously unrecognized future income tax assets. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, whose taxes are not related to pre-tax earnings. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 11 to our interim consolidated financial statements for details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2009, our cash and short-term investments totalled $64.5 million, while our working capital was at $116.6 million. Our cash and short-term investments increased $6.4 million in the third quarter of fiscal 2009. During that period, we recorded an unrealized foreign exchange gain of $8.4 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. In addition, operating activities generated cash flows of $1.8 million during the third quarter of fiscal 2009. On the other hand, we made cash payments of $1.5 million for the purchase of capital assets and $2.4 million for the payment of a contingent consideration upon a business combination.

Our short-term investments consist of commercial paper issued by 9 (14 as at February 28, 2009) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions, the payment of a contingent consideration and our share repurchase program.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash contingent consideration payable for capital assets as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $13.5 million for working capital and other general corporate purposes and unused lines of credit of $16.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $1.8 million for the three months ended May 31, 2009, compared to $1.4 million for the same period last year. Cash flows provided by operating activities were $15.5 million for the nine months ended May 31, 2009, compared to $8.6 million for the same period last year.

Cash flows provided by operating activities in the third quarter of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $1.1 million, and to the positive net change in non-cash operating items of $774,000, mainly due to the positive effect on cash of the $3.5 million decrease in our accounts receivable (due to timing of sales) and the $568,000 decrease in our inventories; this was mostly offset by the negative effect on cash of the $1.8 million increase in our income taxes and tax credits recoverable (tax credits earned during the quarter and not yet recovered) and the $1.3 million decrease in our accounts payable and accrued liabilities, mainly due to timing of purchases and payments.

Cash flows provided by operating activities in the first nine months of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $17.2 million, offset by the negative net change in non-cash operating items of $1.7 million mainly due to the negative effect on cash of the $2.2 million increase in our income taxes and tax credits recoverable (tax credits earned during the period and not yet recovered), the $338,000 increase in our prepaid expenses and the $539,000 decrease in our accounts payable and accrued liabilities, mainly due to timing of purchases and payments; this was offset in part by the positive effect on cash of the $639,000 million decrease in our accounts receivable (due to timing of sales) and the $689,000 decrease in our inventories.

Cash flows provided by operating activities in the third quarter of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $7.4 million, offset in part by the negative net change in non-cash operating items of $6.0 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $1.8 million of our income tax and tax credits recoverable as well as the increase of $3.6 million of our inventories. The increase in our income taxes and tax credits is mainly due to the increase of our tax credits recoverable that were earned during the quarter but not yet recovered. The increase in our inventories resulted from an expected increase in sales activities for the next quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $26.7 million, offset in part by the negative net change in non-cash operating items of $18.0 million; this negative net change in non-cash operating items was mainly due to the negative effect on cash of the $11.4 million increase in our income taxes and tax credits recoverable, the $2.9 million increase in our inventories as well as the $3.1 million decrease in our accounts payable and accrued liabilities. The increase in our income taxes and tax credits recoverable is mainly due to the increase of our tax credits recoverable following the change in our tax strategy explained elsewhere in this document. This increase was for the most part offset by the positive effect on cash of the decrease of our future income tax assets, which also resulted from the change in the tax strategy. The increase in our income taxes and tax credits recoverable is also due to tax credits earned during the period but not yet recovered. The increase in our inventories resulted from expected increased sales activities for the next quarter. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Investing activities

Cash flows used by investing activities were $420,000 for the three months ended May 31, 2009, compared to cash flows provided by investing activities of $323,000 for the same period last year. In the third quarter of fiscal 2009, we disposed (net of acquisitions) of $3.5 million worth of short-term investments but paid $1.5 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination. For the corresponding period last year, we disposed (net of acquisitions) of $42.6 million worth of short-term investments to pay for the cash consideration of $40.9 million for the two business combinations closed during the quarter. On the other hand, we paid $1.4 million for the purchase of capital assets.

Cash flows provided by investing activities were $15.8 million for the nine months ended May 31, 2009, compared to cash flows used by investing activities of $3.8 million for the same period last year. In the first nine months of fiscal 2009, we disposed (net of acquisitions) of $24.1 million worth of short-term investments but paid $6.0 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination. For the corresponding period last year, we disposed (net of acquisitions) of $42.2 million worth of short-term investments to pay $40.9 million for the cash consideration of the two business combinations closed during that period. On the other hand, we paid $5.1 million for the purchase of capital assets.

Financing activities

Cash flows provided by financing activities were $10,000 for the three months ended May 31, 2009, compared to cash flows used by financing activities of $2.4 million for the same period last year. During the third quarter of fiscal 2009, we received $10,000 from the exercise of stock options. For the corresponding period last year, we redeemed share capital for a cash consideration of $3.2 million. However, our bank loan increased $786,000 during that period.

Cash flows used by financing activities were $26.0 million for the nine months ended May 31, 2009, compared to $1.8 million for the same period last year. During the first nine months of fiscal 2009, we paid $26.1 million for the redemption of share capital under our share repurchase programs. For the corresponding period last year, we redeemed share capital for $3.4 million. However, our bank loan increased $1.5 million.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting. Foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2009, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2009 to August 2009	$9,100,000	1.0651
September 2009 to August 2010	27,600,000	1.1016
September 2010 to August 2011	14,600,000	1.1221
September 2011	1,000,000	1.1278
Total	$52,300,000	1.1015

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 and $566,000 as at August 31, 2008 and May 31, 2009, respectively.

CONTINGENCIES

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval.  The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing has been scheduled for September 10, 2009. Following the hearing, if the Court determines that the settlement is fair to the class members, the settlement will be approved and the case against EXFO and our individual defendants will be dismissed with prejudice.

Due to the inherent uncertainties of litigation, the final outcome of the case including the approval of the settlement described above is uncertain and it is not possible to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2009.

Contingent consideration

Following the purchase of assets during the nine months ended May 31, 2009, we had a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the next 24 months following the purchase.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at June 30, 2009, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each, and 22,978,402 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. On December 18, 2008, we redeemed 7.7 million subordinate voting shares for a total consideration of CA$30 million (US$24.9 million), plus related fees of $576,000, in accordance with our substantial issuer bid program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,203,703 as at May 31, 2009. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of our Board of Directors and to our Management and Corporate Officers as at May 31, 2009:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (four individuals)	148,807	9%	$6.19
Management and Corporate Officers (eight individuals)	212,139	12%	$14.49

	540,588	31%	$10.40

Restricted Share Units	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	140,459	10%
Management and Corporate Officers (eleven individuals)	481,554	35%

	622,013	45%

Deferred Share Units	Number	% of issued and outstanding

Board of Directors (five individuals)	105,213	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2009, our off-balance sheet arrangements consisted of letters of guarantee. As at May 31, 2009, our letters of guarantee amounted to $6.1 million; these letters of guarantee expire at various dates through fiscal 2011. From this amount, we had $1.3 million worth of letters of guarantee for our own selling and purchase requirements, which were reserved from one of our lines of credit. The remainder in the amount of $4.8 million was used to secure our line of credit in Chinese currency. This line of credit was unused as at May 31, 2009.

VARIABLE INTEREST ENTITY

As of May 31, 2009, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, has caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. With the recession in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

Also, risks and uncertainties related to the telecommunications test, measurement and monitoring industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, including our manufacturing facilities in China and our software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

Also, while strategic acquisitions, like those we have made in the past, those closed in fiscal 2008 and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The current economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com or www.sedar.com in Canada or at www.sec.gov/edgar.shtml in the U.S.

Non-GAAP financial measure

We provide a non-GAAP financial measure (EBITDA*) as supplemental information regarding our operational performance. We use EBITDA for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. This measure also helps us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (loss), in thousands of US dollars:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110

Add (deduct):

Amortization of property, plant and equipment	1,166	3,374	1,071	3,045
Amortization of intangible assets	1,355	3,920	1,015	2,469
Interest income	(42)	(683)	(964)	(4,063)
Income taxes	(2,851)	198	(2,780)	(523)
Impairment of goodwill	21,713	21,713	–	–
Extraordinary gain	–	–	(3,036)	(3,036)

EBITDA for the period	$(2,005)	$13,118	$6,485	$13,002

EDITDA in percentage of sales	(4.6)%	9.6%	13.3%	9.8%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.